Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synthesis Energy Systems, Inc.:

We consent to the use of our report dated September 17, 2007, with respect to the consolidated balance sheets of Synthesis Energy Systems, Inc. and subsidiaries (a development stage enterprise) as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2007 and the period from November 4, 2003 (inception) to June 30, 2007, incorporated herein by reference.

Our report on the consolidated financial statements referred to above refers to a change in the method of accounting for stock-based compensation.

/s/ KPMG, LLP

Houston, Texas

January 7, 2008